Nova Minerals Ltd.

Suite 5, 242 Hawthorn Road

Caulfield, Victoria 3161

Australia

May 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Karl Hiller

John Cannarella

John Coleman

Daniel Morris

Liz Packebusch

Re:	Nova Minerals Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed May 3, 2024
File No. 333-278695

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Nova Minerals Ltd., an Australian corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 10, 2024 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) filed on May 3, 2024.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. We are concurrently with this letter filing with the Commission, Amendment No. 2 to the Registration Statement (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Amendment No,. 1 to Registration Statement on Form F-1 filed May 3, 2024

Note 1 Significant Accounting Policies

Principles of Consolidation, page F-10

1.	We note your response to prior comment two and disclosures on pages 31 and 43, indicating that foreign exchange gains and losses reported in your statements of profit or loss and other comprehensive income are principally due to the revaluation of intercompany loans using the foreign exchange rate at the end of each period.

Please revise your disclosure on page F-10 regarding your approach to consolidation, indicating that intercompany transactions are eliminated in consolidation, to clarify how the revaluation of intercompany loans and resulting gains and losses are handled in the application of that policy.

Response: In response to the Staff’s comments, the disclosure on page F-10 in respect of the treatment of unrealized gains and losses arising from the retranslation of intercompany loans at the reporting date has been amended to state that these unrealized gains and losses are recorded in our statement of profit or loss and other comprehensive income.

Securities and Exchange Commission

May 13, 2024

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067 with any questions or further comments regarding the responses to the Staff’s comments.

*****

Sincerely,

/s/ Christopher Gerteisen
Christopher Gerteisen
Chief Executive Officer

cc:	Jeffrey Fessler